UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SecureLogic Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81372Q102
(CUSIP Number)

Michael Gardner, c/o Baytree Capital Associates, LLC,
40 Wall Street, Suite 58, New York, NY 10005 (212) 509-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81372Q102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only). Michael Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER The Reporting Person has the sole power to vote 4,478,471* shares in the aggregate.
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER The Reporting Person has the sole power to vote 4,478,471* shares in the aggregate.
	10	SHARED DISPOSITIVE POWER Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,478,471* shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

2

Item 1.   Security and Issuer.

          The statement of Schedule 13D (the “ Statement”) relates to the common stock par value $0.001 per share of SecureLogic Corp., a Nevada corporation, with its principal executive offices at 40 Wall Street, 58th Floor, New York, NY 10005.

Item 2.   Identity and Background.

          This Statement is being filed by Michael Gardner, whose business address is at c/o the Baytree Capital Associates, LLC, 40 Wall Street, 58th Floor, NewYork, NY 10005. Mr. Gardner is the owner, CEO and President of Baytree Capital Associates, LLC. During the last five years Mr. Gardner has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All purchases of common stock of SecureLogic Corp. made by Mr. Gardner were made using personal funds. No other funds or other consideration were used in making such purchases.

Item 4.   Purpose of Transaction.

          All SecureLogic Corp. securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only. It is the intent of Mr. Gardner to present various opportunities to the management team and Board of Directors of SecureLogic Corp. for evaluation. (See attached Exhibit A).

3

Item 5.   Interest in Securities of the Issuer.

          As of September 26, 2006, Mr. Gardner beneficially owned, and has the sole power to vote and dispose of, 4,478,471* shares of SecureLogic Corp. common stock. This includes 550,963 common shares issuable upon the exercise of warrants. The SecureLogic Corp. securities owned by Mr. Gardner as of September 26, 2006 represented approximately 7.9% of the issued and outstanding shares of SecureLogic Corp. Mr. Gardner has the sole power to vote and dispose of 7.9% of the issued and outstanding shares of SecureLogic Corp. common stock. The shares beneficially owned by Mr. Gardner are held by him individually, in his Individual Retirement Account, by Baytree Capital Associates LLC, a consulting firm of which he is the sole member and two other entities which he controls. In the last sixty days, Mr. Gardner has not been involved in any transactions involving the securities of SecureLogic Corp.

     *Mr. Gardner disclaims beneficial ownership of 158,667 shares owned by his wife, which are not included in the shares owned by him in accordance with the instructions to this Schedule. This filing shall not be deemed an admission of beneficial ownership under Section 13(d) or any other provision.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A.	Letter to Mr. Gary Koren, Chief Executive Officer of SecureLogic Corp., dated September 21, 2006.

4

     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Gardner
Date: September 26, 2006	Michael Gardner

5

Exhibit A

Michael Gardner
40 Wall Street
New York, NY 0005
Tel (212) 509-1700     Fax (212) 363-4231

September 21, 2006

Mr. Gary Koren
Chief Executive Officer
SecureLogic Corp.
10 Almog St., P.O.B. 1551
Arsuf, Israel

Dear Mr. Koren:

          I am the beneficial owner of approximately 7.9% of the outstanding common stock of SecureLogic Corp. (hereinafter referred to as “SecureLogic” or the “Company”). This letter is being written pursuant to Securities and Exchange Commission Rule 13d (17 CFR Sect. 240) and filed as an Exhibit to my 13d filing, which is converted from my previously filed 13g. The purpose to this letter is to advise the present management of the Company that its ongoing course of conduct is wholly unacceptable and to demand immediate changes in order to enhance the chances of the Company’s survival.

          SecureLogic’s executives – namely yourself, Shalom Dolev, Iftach Yeffet, Tony Gross and Michael Klein (hereinafter “management” or the “Executives”), are directly responsible for the Company’s slide toward financial oblivion, The Executives refuse to adhere to Board directives, egregiously waste corporate assets and engage in gross corporate mismanagement. If present trends continue, the Company will simply run out of money and go out of business, primarily because management has utterly failed to control expenses in the face of the virtual absence of any revenue. The Company’s legacy business has all but disappeared and management has failed to identify and/or procure any new revenue streams as anticipated. A comparison of the six-month period ending June 30, 2005, with the same period in 2005 reveals that although revenues were down 50% (a decrease from $558,000 to $280,000), both “selling and marketing” and “general and administrative” expenses were up (a combined increase of over 25%, from $952,000 to $1,205,1700).

Mr. Gary Koren
September 21, 2006

          Against this background, management has blithely proceeded to treat the Company as a cash cow, as though its executives are permitted to bleed the company of cash for their own benefit rather than managing it for the benefit of the shareholders. Exacerbating the problem is management’s refusal to acknowledge the crisis atmosphere, All prior attempts to address management’s corporate waste and mismanagement, and to secure compliance with the directives of the Board, appear to have fallen on deaf ears. In the event that the Executives continue to pillage SecureLogic for their own personal gain, the Company will soon reach its breaking point and I do not intend to allow that to happen.

          The Board of Directors has, on numerous occasions, attempted to rein in management’s habit of burning through expenses while revenues remain minimal. For instance, the Board has passed three separate cost-cutting resolutions, which in part, called for the termination of non-performing and/or redundant employees. These were routinely not carried out by management. For example, in December 2005, the Board promulgated its first cost-cutting resolution. In relevant part, the Board directed management to immediately terminate the employment of two computer programmers. Management, on its own accord, decided not to follow this Board resolution and refused to terminate both programmers.

          In April 2006, the Board issued its second cost-cutting plan, again designed specifically to streamline operations by terminating non-performing employees. Among other things, nine employees were to be terminated. In defiance of the Board, three of those nine employees were not promptly terminated, and one remains employed by the Company to this day. In August 2006, the Board passed its third and most recent cost-cutting plan. This plan again called for certain specified necessary layoffs, yet management simply refused to terminate two of the employees as specifically directed by the Board.

          In addition to the Executives’ repeated refusal to adhere to board resolutions, the Executives’ waste and mismanagement of corporate assets is beyond comprehension. It has become readily apparent that Management does not value the Company’s stock but rather is interested solely in its cash value.. A striking instance of waste, mismanagement, and self-interest involves SecureLogic’s relationship with Paradigma. Paradigma is an affiliate of SecureLogic that is owned by yourself, the President and CEO of SecureLogic. While you have continued to receive compensation from Paradigma in your capacity as an executive, you have ensured that the affiliate has not repaid $80,000 owed to the cash-strapped SecureLogic.

Mr. Gary Koren
September 21, 2006

          The most obvious and egregious example of uncontrolled expenses involves executive compensation. The Executives earn wages that are more than double what similar Israeli executives receive, and, incredibly, granted themselves retroactive pay increases in a further abuse of their positions. For instance, as Chief Executive Officer, you had a base salary of $133,656 before the acquisition. Following the acquisition, your base salary jumped to $228,000 with an additional $54,762 in benefits, bringing your total annual compensation to $282,162. The average base salary in Israel for an equivalent executive is $118,000. You also actually took additional cash in lieu of vacation time “to be earned.” Yiftach Yefft, the Chief Financial Officer, had a base salary before the acquisition of $82,836 and his base salary jumped to $180,000 after the acquisition, with an additional $54,200 in benefits, for total compensation of $234,200. The average base salary for a similarly situated Israeli Chief Financial Officer is $90,000. Michael Klein, the Head of Sales and Marketing, Shalom Dolev, the Vice President of Security Screening, and Tony Gross, the Head of Research and Development, also each earned roughly double what equivalent Israeli executives in their positions earn. It is worth noting that the Executives were only able to procure such beneficial employment agreements for themselves in the first place by improperly creating their own board of directors for the Company’s wholly owned subsidiary, SpaceLogic, and issuing themselves employment contracts without advising SecureLogic’s Board of their action.

          In addition to paying themselves compensation well in excess of what similar Israeli executives receive, and failing to accomplish anything for the Company in exchange for that excessive compensation, each of these Executives lease very expensive vehicles through SecureLogic, contributing even further to the Company’s enormous burn rate. Management’s continued insistence on unnecessary and extravagant “business” travel has only exacerbated the burn rate while failing to generate any revenues.

          Finally, the Executives’ gross mischaracterizations before the Board concerning the details and potential ramifications surrounding a proposed corporate merger further evidence the extent to which management has acted improperly, in pursuit of the Executives’ own self-interest, and not in the best interests of the Company’s shareholders. In or about December 2004, management presented to the Board a proposed merger between Logistics Advanced Systems A.S. Ltd. and Space-Logic Ltd. Under the terms of this transaction (which management unpersuasively denied amounted to a merger), Logistics was to transfer all of its assets and liabilities to Space-Logic with the termination and liquidation of Logistics. You informed your fellow Board members that this transaction would have significant beneficial tax advantages for the Company and would not provide any personal benefits to the Company’s

Mr. Gary Koren
September 21, 2006

Executives. That was incorrect and deliberately misleading. In reality, had the transaction been consummated, the Executives would each have gained substantial tax deferrals by locking up significant corporate assets at the Company’s expense. Thus rather than resulting in substantial benefits to the Company, as represented, the deal would have had a significant adverse impact upon the Company by freezing corporate assets indefinitely.

          I invite you, as well as SecureLogic’s entire management team, to meet with me to discuss these issues in greater detail, While I am greatly disappointed by your collective breaches of fiduciary duty to date, I remain hopeful that management will mend its ways before any further action becomes necessary. I look forward to hearing from you in that regard.

Very Truly Yours, /s/ Michael Gardner
Michael Gardner

cc:	Mr. Paul Goodman Mr. Sean Deson Cathal L. Flynn Mr. Shalom Dolev